May 5, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Robert Arzonetti
Re: Northrim BanCorp, Inc.
Request for Acceleration of Effectiveness of Form S-3
SEC File No. 333-286830 (“Registration Statement”)

Dear Mr. Arzonetti:
On behalf of Northrim BanCorp, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 4:00 p.m. (Washington, D.C. time), or as soon as practicable thereafter, on Thursday, May 8, 2025.
Feel free to telephone Ryan J. York of Accretive Legal, PLLC, the registrant’s legal counsel, at (425) 786-9256 with any questions or comments.
Sincerely,
Northrim BanCorp, Inc.
    By: /s/ Michael G. Huston
     Michael G. Huston
President and Chief Executive Officer
Northrim BanCorp, Inc.
3111 C Street · P.O. Box 241489        northrim.com
Anchorage, Alaska 99524-1489
Phone: (907) 562-0062 · Fax: (907) 562-1758